RICHEMONT

RECEIVED
2006 AUG 17 P 4:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Via airmail

Securities and Exchange Commissi[redacted]
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


06016111

SUPPL

7 August 2006

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 27 July 2006. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

Very truly yours,

pp Ellen Sufe
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode:	**14. Juli 2006 bis 27. Juli 2006**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**(123'948)**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004):	**5'000'000**
Nettobestand an eigenen "A" Units per 27. Juli 2006:	**17'649'861**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt Kaufoptionen, die es ihr erlauben, bis zu 8'006'974 "A" Units zu kaufen. Optionen über 3'000'000 "A" Units können zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden. Optionen, die den Kauf von 1'706'974 "A" Units erlauben, können zwischen dem 1. Juli 2008 und dem 1. Juli 2011 ausgeübt werden. Die übrigen Optionen, die den Kauf von 3'300'000 "A" Units erlauben, können zwischen dem 1. Juli 2010 und 1. Juli 2012 ausgeübt werden.

Datum:	**28. Juli 2006**

Gesellschaft:	Compagnie Financière Richemont SA
Person:	Alan Grieve / Jenny McLennan
Telefon:	041 727 23 55

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations qui concernent le négoce de Compagnie Financière Richemont SA dans ses propres unités "A", conformément à la recommandation de la Commission de l'OPA du 19 février 2004:

Période concernée:	**du 14 juillet 2006 au 27 juillet 2006**
Nombre d'unités "A" achetées:	**0**
Nombre d'unités "A" vendues:	**(123'948)**
Nombre net d'unités "A" acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5'000'000**
Position nette en unités "A" au 27 juillet 2006	**17'649'861**

Le programme de rachat courant porte sur un maximum de 10'000'000 unités "A" (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient des options d'achat portant sur un total de 8'006'974 d'unités "A". Des options portant sur 3'000'000 d'unités "A" peuvent être exercées entre le 10 juin 2007 et le 10 juin 2011. Les options, qui portent sur 1'706'974 unités "A", peuvent être exercées du 1er juillet 2008 au 1er juillet 2011.
Le reste des options qui portent sur 3'300'000 unités "A", peut être exercé du 1 juillet 2010 au 1 juillet 2012.

Date: **le 28 juillet 2006**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve / Jenny McLennan
Téléphone: 041 727 23 55